Exhibit 99.1

Biomira intends to build a profitable company based on the discovery, development and distribution of vaccines and complementary immunotherapeutic products for the treatment of cancer.

President’s Message

Dear Shareholders:

Looking back at 2004, we have certainly had an exciting year with compelling results from our BLP25 Liposome Vaccine (L-BLP25) Phase IIb study in non-small cell lung cancer (NSCLC). L-BLP25 has become our lead product candidate, and we look forward to preparing for the next steps of clinical testing in 2005.

Corporately, we wanted to ensure we had additional capital to allow us to focus on preparing for the ongoing clinical trials and measures were put into place during 2004 to this end. We will also be looking at other opportunities to raise additional capital in 2005 for future development plans.

L-BLP25 – Biomira’s Lead Product Candidate

In the spring of 2004, we released the primary analysis survival results of our Phase IIb trial that utilized L-BLP25 as an immunotherapy for the treatment of NSCLC. The analysis indicated that the patients with Stage IIIB locoregional disease seemed to show the greatest benefit on the vaccine. The complete data were presented in detail at the European Society for Medical Oncology (ESMO) Meeting in Vienna in November, and the response was extremely favourable. The oral presentation was part of the Presidential Symposium and the President-elect of ESMO, Dr. Hakan Mellstedt from the Karolinska University Hospital in Stockholm, said, “Breakthrough is not a word I use, but this comes close. I have been involved in cancer vaccines for 20 years, and scientists are always cautious. But these are very exciting results.” Another clinician said our data were the most exciting data coming out of the conference.

A protocol-specified survival update, scheduled to occur two years following the enrolment of the last patient into the trial, took place in December 2004. We were excited to discover that the median survival of vaccinated patients with Stage IIIB locoregional disease had still not been reached.

What does median survival mean, and why is not having reached it a good thing? Median survival in a clinical trial is the time frame at which 50 per cent of the patients are alive and 50 per cent of the patients are deceased. Therefore, having not yet reached median survival at the time of the survival update means that more than 50 per cent of our Stage IIIB locoregional vaccinated patients were still alive, which is, in our opinion, phenomenal news for patients living with this devastating disease.

We are in the process of preparing and submitting abstracts for presentation at scientific meetings and articles for peer-reviewed journals, which will provide additional trial information. Once acceptance for these presentations and articles is received, we will be able to provide you with further details as to when and where the presentations or publications will occur.

Upcoming Trials

We anticipate incorporating manufacturing changes to the vaccine, intended to secure its future commercial supply. The plan is to put these changes in place in 2005 to ensure that the resulting data from the pivotal Phase III study will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of the pivotal study, a small comparability study is expected to commence in 2005. Once we have more details on the Phase III study, such as patient population, expected numbers of patients, countries, trial design and start date, we plan to communicate this information. Be assured, however, that commencing the Phase III study is a priority for both Biomira and Merck KGaA of Darmstadt, Germany, our collaborator for the development and commercialization of L-BLP25. Biomira is entitled to receive a milestone payment from Merck KGaA once the first patient is enrolled into this Phase III study.

Fast Track

In September 2004, the U.S. Food & Drug Administration (FDA) granted Fast Track status to L-BLP25 for its proposed use in the treatment of NSCLC. We believe that Fast Track designation is an important step in the development of L-BLP25 and may help us bring this potentially promising drug to patients more quickly.

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Some people have questioned whether we could get an approval based on the promising Phase IIb data. We are exploring the possibility for an approval prior to the pivotal study in some jurisdictions, but we expect that in markets, such as the U.S. and Europe, we will be required to complete the larger study.

Theratope® Vaccine – What’s Next?

While an exploratory analysis from the Phase III study of Theratope in women with metastatic breast cancer showed a statistically significant survival advantage for women in the subset receiving hormonal therapy as part of their treatment regimen, the Company has no plans for further clinical trials prior to acquiring a new collaborative partner interested in advancing this product candidate. Merck KGaA returned its Theratope development and commercialization rights to Biomira in June of 2004, as the vaccine no longer met Merck KGaA’s commercial timetable for a near term product launch. A number of women on this trial continue to be treated with the vaccine.

Enrolment was completed in July 2004 in the Phase II Theratope single-arm study treating women with metastatic breast cancer who are being treated concurrently with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. Unlike the Phase III clinical trial, these women had not received prior chemotherapy for their disease. The study’s primary objective was to determine the immunological response rate at week 12 in these women with metastatic breast cancer. Additional endpoints were the safety and tolerability of this combination of treatment.

We examined the antibody response to Theratope in these women, and compared this response to that observed from women in the Phase III trial who were also treated with concomitant hormone therapy. We discovered that women on the Phase II trial had considerably lower antibody responses than women on the Phase III trial. It is currently unknown why this seemingly ineffectual immune response was observed in the Phase II trial. Knowing that the data from the Phase III trial indicated a correlation with improved survival and higher antibody responses, Biomira has made the decision to close the Phase II trial to allow these women if they wish, to seek alternate treatments for their disease. The trial is expected to close by the second quarter of 2005 and, if necessary, the Company will continue supplying drug to patients until June 30, 2005.

Cultivating Collaborative Agreements

We believe it is important to continue to explore opportunities to in-license exciting and groundbreaking technology. With our limited resources, we must continue to take innovative approaches to such possibilities.

We will also look for opportunities to further develop our own technology. In 2004, we signed a licensing agreement with Prima BioMed Ltd. of Melbourne, Australia and CancerVac Pty Ltd., its subsidiary, at the time. The agreement with CancerVac is related to the development and commercialization of CancerVac’s Mannan-MUC1 Fusion Protein (MFP) therapeutic vaccine. This immunotherapeutic vaccine uses the patient’s own dendritic cells treated ex-vivo, or out of the body, to stimulate a cellular response following re-injection into the patient.

Prima BioMed and CancerVac started a Phase II ovarian cancer trial in July of 2004. The trial, involving 20 women, will assess the patients’ tumours by the level of CA-125 in the blood. Measurement of CA-125 is one method of assessing tumour response. The women are expected to receive seven treatments over a 12-month period.

In partial consideration for the license rights provided by Biomira to CancerVac, Biomira acquired a 10 per cent equity stake in CancerVac and a seat on that Company’s Board. Biomira will provide CancerVac with access to its licensed exclusive worldwide rights related to a protein called MUC1 in relation to CancerVac’s Mannan-MUC1 fusion protein therapeutic vaccine. The Biomira MUC1 patent portfolio includes certain rights to patents held by Cancer Research Technology Limited of London, UK, which are essential for the development and commercialization of CancerVac’s Mannan-MUC1 fusion protein used for cancer immunotherapy.

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Biomira is acutely aware that we have technology sitting in the lab that we can no longer develop further, due to limited resources. Such was the case with the Liposomal Interleukin-2 (L-IL2) technology. In 2004, we took steps to rectify that situation by entering into a collaborative agreement with Inno-centre Alberta to create a spin-off company known as Oncodigm BioPharma Inc. This new company is responsible for raising its own operating capital and will be dedicated to the development and commercialization of this promising cancer therapy. Oncodigm BioPharma is projected to commence clinical trials with L-IL-2 in 2005. Biomira is providing two Board members for the new venture.

We also signed a collaborative agreement with Phenomenome Discoveries Inc. of Saskatoon, SK. Phenomenome will perform DISCOVAmetrics™ comprehensive metabolomic analysis for the purposes of discovering markers for efficacy of cancer treatments.

Metabolomics is the global analysis of small molecules, or metabolites, in biological samples. Phenomenome works with pharmaceutical industry leaders to use comprehensive metabolomics technologies for the identification of biomarkers that increase the efficacy and decrease the cost of the drug development process.

This is a potential synergistic approach to validating previously discovered cancer biomarkers. It also allows our Company to correlate metabolomic profiles of patients receiving therapeutic interventions with their clinical endpoints. This technology has the potential to become an important piece in the design of our future clinical trials.

Critical Financing

As we move through 2005, managing our limited resources will be extremely important, as it was in 2004 – that is the story of biotech. The windows for appropriate financing open infrequently, yet we need to be ready to take advantage of these windows as they occur. Certainly, as we put the logistics in place for the Phase III L-BLP25 study and ultimately commence the study, likely in late 2005, expenses will increase at a rapid rate.

In 2004, we were able to put a U.S. $100 million shelf registration in place, which will remain effective into the third quarter of 2006. This shelf registration allows us to quickly take advantage of a strengthening in our share price to add critical funds to our balance sheet.

In December of 2004, we were able to draw on this shelf registration through a share issuance of U.S. $12.57 million that will provide us with additional funds for planning the next phase of clinical testing. In addition, the Company issued approximately 978,210 purchaser warrants, which potentially will provide future financing.

Board Changes

Dr. Christopher Henney joined our Board of Directors in March 2005, adding to our already stellar Board. Dr. Henney is both an outstanding scientist, with over 200 published articles in the field of immunology, and a strong business leader.

Dr Henney is a co-founder of three major publicly held U.S. biotechnology companies, Immunex Corporation, ICOS and Dendreon. Most recently, Dr. Henney was Chairman and Chief Executive Officer of Dendreon Corporation.

We know that with his strong background in both immunology and business, he will make an excellent addition to our Board.

In February, 2005, Dr. Sheila Moriber Katz resigned from the Biomira Board after serving for almost eight years. Dr. Katz made a tremendous contribution to the Board throughout her tenure and we wish her well in her future endeavours.

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Future Focus

We move into 2005, revitalized by the heartening news from the L-BLP25 study. Certainly, we will be working closely with Merck KGaA to ensure everything we can put in place to move this promising therapy to potential commercialization will be acted upon.

We will continue to look at out-licensing, in-licensing and collaboration opportunities in 2005, but our resources will be largely focused in one area – the future of L-BLP25.

Of course, we cannot do our work without the support of our shareholders. On behalf of the Company, I thank you for your support in 2004 and we look forward to working on your behalf in 2005.

Very sincerely,

Alex McPherson, MD, PhD
President and Chief Executive Officer

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2004 Timeline

March 2004

The Theratope Phase II colorectal data of 20 patients was updated and showed a median survival of 17.8 months. The median time to disease progression remained unchanged at 8.4 months. The study also showed that Theratope was safe to administer concomitantly with chemotherapy, and that patients were able to elicit immune responses.

Biomira signed a licensing deal with Prima BioMed Ltd of Melbourne Australia and its subsidiary, CancerVac Pty Ltd, for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate. CancerVac’s MUC1 Mannan fusion protein technology is an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection of the cells into the patient.

April 2004

L-BLP25 Phase IIb trial in non-small cell lung cancer (NSCLC) showed evidence of a 4.4 month overall improvement in survival with an overall median survival of 17.4 months for those men and women in the vaccine arm versus 13 months for those patients on the control arm. Patients on the vaccine arm received best supportive care plus L-BLP25, while patients on the control arm received best supportive care alone.

The two-year survival for the 65 of 171 patients with Stage IIIB locoregional disease was 60 per cent on the treatment arm compared to 36.7 per cent for the control arm, which is a large difference in this cancer. At the time of primary analysis, patients with Stage IIIB locoregional disease had a median survival of 13.3 months if they were on the control arm – best supportive of care. Patients on the vaccine arm had not yet reached median survival.

May 2004

Biomira and Inno-centre Alberta created a spin-off company to further develop Liposomal Interleukin-2 (L-IL-2) technology. The new company was named Oncodigm BioPharma Inc.

June 2004

Biomira highlighted the survival advantage for women on the Theratope Phase III trial in metastatic breast cancer for that subset of women receiving hormonal therapy concurrently as part of their treatment regimen. This highlight was provided at the 2004 American Society of Clinical Oncology (ASCO) meeting in New Orleans.

Merck KGaA of Darmstadt, Germany returned the commercialization and development rights to Theratope, as additional trials are likely to be required to support registration and the vaccine, therefore, no longer met Merck KGaA’s commercial timetable for a near-term product launch.

July 2004

Biomira successfully put in place a U.S. $100 million shelf registration to take advantage of future opportunities to raise capital.

Biomira and Phenomenome Discoveries of Saskatoon, SK announced a collaborative agreement for the discovery of cancer treatment efficacy markers.

Biomira’s collaborator, CancerVac Pty Ltd. announced the commencement of a Phase II trial involving 20 women with ovarian cancer. The trial, using Biomira’s exclusive worldwide rights to the MUC1 protein, will take approximately 12 months to enrol patients.

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August 2004

The Phase II Theratope trial of women with metastatic breast cancer being concurrently treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist completed enrolment. The trial enrolled 100 women in the United States.

September 2004

The FDA granted Fast Track status for L-BLP25.

November 2004

Dr. Charles Butts, the lead investigator for the L-BLP25 Phase IIb trial, presented the data of 171 men and women with NSCLC at the European Society for Medical Oncology (ESMO) meeting in Vienna, Austria. The data were presented as part of the Presidential Symposium.

The data showed a notable increase in survival time for patients who received vaccine.

December 2004

The final planned survival analysis of the L-BLP25 data, two years following the enrollment of the last patients into the trial, showed that vaccinated patients in the pre-stratified subset (Stage IIIB locoregional disease) have not yet reached median survival. This meant that more than 50 per cent of the patients on the vaccine arm were still alive at that time, a large improvement over the patients receiving best supportive care alone, who had a median survival of 13.3 months.

Biomira arranged a U.S. $12.57 million financing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at February 28, 2005, should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004. These financial statements, which follow the MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. We are focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Our strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Our lead product candidate currently under clinical development is BLP25 Liposome Vaccine (L-BLP25) for non-small cell lung cancer (NSCLC). L-BLP25 is a synthetic MUC1 peptide vaccine incorporating a 25-amino acid sequence of the MUC1 cancer mucin that is encapsulated in a liposomal delivery system and is designed to induce an immune response to cancer cells. This product candidate has completed Phase IIb clinical testing with the Company releasing survival analysis data in April 2004. Detailed analyses from this trial were shown at a scientific forum by the lead investigator in the fourth quarter of 2004. This data indicated that the patients with stage IIIb locoregional disease who received the vaccine plus best standard of care appeared to demonstrate a clinically compelling survival benefit when compared to a control group of patients receiving best standard of care alone. A protocol specified survival update occurred in December 2004 indicating that the median survival of vaccinated patients with stage IIIB locoregional disease had still not been reached thus providing further indication of the compelling survival benefit to certain patients treated with this vaccine.

Based on the results from the Phase IIb study, we intend to move L-BLP25 forward into a large multinational pivotal trial in NSCLC. We will be incorporating manufacturing changes intended to secure the future commercial supply of the vaccine prior to the initiation of the pivotal Phase III trial. Incorporating these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. We are planning the initiation of a small clinical safety study of the new clinical supplies in the second quarter of 2005. In parallel to plans for the initiation of a large multi-national Phase III pivotal study, we will continue to explore the possibility of early registration based upon the current Phase IIb data in regions other than the U.S. and Europe.

In 2004, we announced that the U.S. Food & Drug Administration (FDA) had granted Fast Track status to the investigation of L-BLP 25 for its proposed use in the treatment of NSCLC. With Fast Track designation, there may be more frequent interactions with the FDA during the development of a product and eventually the Company may be eligible to file a U.S. biologics license application (BLA) on a rolling basis as data becomes available which could decrease the typical review period related to the application.

Throughout 2004, we continued to explore the results from our Theratope® Phase III study in women with metastatic breast cancer. Although the overall survival for patients in the hormonal subset shows a statistically significant difference between patients who received hormonal treatment and Theratope compared to those patients who received hormonal treatment and control vaccine, the results were not beneficial at a statistically significant level in the overall patient population. In the third quarter, we completed enrolment in the Phase II Theratope single-arm study treating women with metastatic breast cancer who are also being treated concurrently with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. This trial is planned for closure by the third quarter of 2005 and we are in the process of communicating details of the closure to investigators and subsequently women on the trial. Merck KGaA returned its rights to Theratope in mid 2004 as this

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product candidate no longer met Merck KGaA’s commercialization time horizon due to the need for additional clinical studies. In order to manage our financial resources and to concentrate efforts on the clinically compelling results from our L-BLP25 program, we are seeking a new collaborator prior to further development of Theratope.

Several collaborative agreements were executed in 2004 which we believe are of strategic importance. With the successful execution of a licensing arrangement with Prima BioMed Ltd. of Melbourne, Australia and its subsidiary, CancerVac Pty Ltd., for future commercial rights to its Mannan – MUC1 Fusion Protein (MFP) technology, we not only added a significant and complementary technology to our core platform, but a promising new product candidate to our pipeline. In July 2004, CancerVac commenced a Phase II trial involving 20 patients with progressive ovarian cancer. Upon conclusion of this trial, and contingent on the results, we may acquire either 100% or 50% of the future commercial rights, or alternatively a royalty stream, for the MFP technology.

In the second quarter of 2004, Biomira, in collaboration with Inno-centre Alberta, created a spin-off company to further develop our Liposomal Interleukin-2 (L-IL2) technology. The spin-off company, Oncodigm BioPharma Inc., is responsible for further development and commercialization of this potential cancer therapy. Further clinical trials are expected to commence in 2005 and are dependent upon Oncodigm successfully raising sufficient funds to finance clinical activities. Oncodigm is responsible for raising its own start up capital.

During 2005, we will continue to look at opportunities to in-license promising technology to strengthen our pipeline. We are also considering other out-licensing opportunities to leverage products that we cannot develop on our own such as our BGLP40 Liposome Vaccine program which is currently in pre-clinical development. In addition, we have developed several classes of synthetic adjuvants that target the receptors of the immune system. These synthetic adjuvants, when formulated in combination with well-defined synthetic antigens, are expected to consistently generate specific immune responses to attack cancer cells as well as bacterial and viral pathogens that cause infectious diseases. Going into 2005, we intend to develop our synthetic adjuvant business through the identification of potential out-licensing opportunities and/or commercial supply of synthetic adjuvants for third party customers.

Over the next three years, it is expected that our primary efforts will focus on the clinical advancement of our lead product candidate L-BLP25 in order to position it for further testing and possible registration. In addition, we will continue the development of the necessary infrastructure and processes to support a potential rapid market launch in the event of L-BLP 25 approval.

Results of Operations

Consolidated net losses for the years 2004, 2003, and 2002 were $12.2 million, $19.0 million, and $31.4 million, respectively. The decrease in net loss in fiscal 2004, as compared to fiscal 2003, was primarily attributable to higher revenues as a result of the recognition into income of the remaining deferred revenue balance related to Theratope due to the return of development and commercialization rights for this product candidate by Merck KGaA announced in June 2004. In addition, the positive trend in financial performance over the past three years is primarily attributable to a decline in clinical expenditures associated with the completion of both the Theratope Phase III multinational clinical trial that began ramping down activities in mid 2003 and the L-BLP 25 Phase IIb trial which began winding down clinical activities in mid 2004. We anticipate that the decline in clinical trial expenditures experienced over the past 3 years to reverse in the second half of 2005 and beyond as a result of increased costs that we expect to incur related to our planned commencement of a large international Phase III clinical trial for L-BLP 25.

Results for 2004 indicate a $6.8 million or 36% decrease in the year over year loss resulting from higher revenues of $5.5 million, lower research and development expenditures of $1.1 million, reduced marketing and business development expenses of $0.4 million, higher investment income of $0.7 million, and reduced non-operating expenditures of $0.2 million, offset by a $1.1 million increase in general and administrative expenses. The results of operations in 2004 were in line with management’s expectations.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues

Revenues from operations for the years ended 2004, 2003, and 2002 were $8.9 million, $3.4 million, and $5.3 million, respectively. The 2004 year over year increase of $5.5 million or 162% stems from higher licensing revenues recognized into income as a result of the return of Theratope development and commercialization rights by Merck KGaA announced in June 2004. Licensing revenues from collaborative arrangements for fiscal 2004 of $6.5 million compared to $1.1 million for fiscal 2003, represents the amortization of upfront payments received from Merck KGaA, an addition to revenues of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope, and an upfront sublicensing fee from CancerVac upon commencement of the respective collaborations.

Revenues from contract research and development for fiscal 2004, totaling $2.2 million compared to $2.3 million for the same period in 2003, represents contract research and development funding received from Merck KGaA associated with L-BLP 25 and Theratope. Contract research and development revenues in 2004 have remained consistent with the prior year as decreased revenue resulting from the wind down of the Theratope Phase III trial and the L-BLP25 Phase IIb trial has been largely offset by increased revenues associated with clinical manufacturing expenditures incurred by Biomira in preparation of the planned L-BLP25 pivotal Phase III trial in NSCLC. Contract research and development revenues in the fourth quarter of 2004 increased to $0.9 compared to $0.4 million for the same period in 2004 as a result of new L-BLP 25 manufacturing activities that were initiated with Biomira’s contract manufacturing organizations in late 2004.

Operating revenues are not expected to increase significantly until certain milestone payments tied to clinical advancement/success have been earned, and commercialization of one or more of our products has occurred. We will be eligible for a milestone payment from Merck KGaA upon enrollment of the first patient into a planned Phase III pivotal study in NSCLC and, as a result, this payment may occur in fiscal 2005 depending on the timing of this triggering event. In addition to the potential outcomes related to our lead technologies, we will continue to explore licensing opportunities and collaborative alliances for emerging technologies in our pipeline that may contribute to future revenue generation. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure, terms, and conditions of any future arrangements.

Operating expenses

Research and development

We are a late stage development company that dedicates the majority of our cash resources to product and clinical development activities. The majority of our costs are associated with our clinical development programs. In order to align our cash and other resources on activities that have a higher probability of generating product commercialization opportunities, we do not perform discovery research activities. Rather, we have adopted a defined strategy to capitalize on pre-clinical and clinical product opportunities via in-licensing and collaborative arrangements with third parties.

For the three years ended 2004, 2003, and 2002, we incurred $13.6 million, $14.7 million, and $28.3 million respectively in direct research and development costs. The decrease in research and development expenditures is attributable to the winding down of clinical activities associated with the completion of existing studies. Offsetting this decrease was $0.3 million attributable to stock compensation expense recorded in 2004 as a result of a change in accounting policy and increased expenditures associated with clinical manufacturing and other ramp up activities related to the planned L-BLP25 Phase III registration trial.

We anticipate product development expenditures to increase in 2005 and beyond in order to support activities related to the initiation of the planned L-BLP25 multi-national Phase III clinical trial in NSCLC. Further, we anticipate that the majority of the increased expenditures in 2005 and beyond will be concentrated towards two primary areas of focus: 1) clinical trial program expenditures related to the planned Phase III L-BLP25 clinical trial including costs associated with engaging third party service providers such as contract research organizations and clinical investigators and 2) manufacturing and

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related process development expenditures related to ensuring adequacy of clinical drug supply and related manufacturing activities. Due to the large multi-national scope of the anticipated L-BLP 25 Phase III trial, the expenditures relative to our two primary areas of focus are anticipated to be significant.

General and administrative

General and administrative expenses for 2004, 2003, and 2002 were $6.6 million, $5.5 million, and $6.5 million, respectively. The 2004 expenditures represent an increase of $1.1 million (20%) over the previous year and is attributable to $0.7 million of stock compensation recorded in 2004 as a result of a change in accounting policy as well as incremental costs related to the settlement of an outstanding litigation in the first quarter of 2004.

For 2005, a slight increase in general and administrative expenses is anticipated to support the continued advancement of our vaccine product candidate and to support the continued implementation of corporate governance compliance initiatives.

Marketing and business development

Marketing and business development expenses for 2004, 2003, and 2002 were $1.4 million, $1.8 million, and $2.8 million respectively and represent corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. Expenditures in 2002 included pre-commercialization activities related to Theratope that were subsequently deferred following the June 30, 2003 Phase III final analysis. Included in the 2004 expenditures is $0.06 million of stock compensation expense recorded in 2004 as a result of a change in accounting policy.

We anticipate marketing and business development expenditures to remain constant in 2005 as the underlying activities associated with this function are expected to continue at similar levels. However, any positive outcomes from discussions with regulatory agencies regarding the possibility of early registration for L-BLP25 in regions other than the U.S. and Europe may have a significant impact on expenditures associated with pre-commercialization activities in late 2005 and beyond.

Amortization

Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets. Amortization expense for 2004, 2003, and 2002 were $0.4 million, $0.4 million and $1.3 million respectively. Amortization expense in 2002 included a one-time impairment charge of $0.4 million with respect to non-recoverable leasehold improvements and redundant assets from the downsizing of Biomira’s U.S. operations in 2002. The remaining variance related to 2002 is attributable to a significant reduction in capital spending in 2003 and 2004 compared to prior years.

We anticipate amortization expense to remain constant in 2005 as the majority of our capital intensive activities have been outsourced to contract manufacturing organizations.

Investment and other income

Investment revenue of $0.7 million in 2004, down from $1.0 million, and $2.2 million in 2003 and 2002 respectively, is attributable to lower average investment balances in 2004 coupled with the continued low interest rate environment. Offsetting investment revenue was a net foreign exchange loss of $0.3 million (2003 - $1.3 million, 2002 - $0.2 million) on U.S. dollar holdings attributable to significant fluctuation of the Canadian dollar against the U.S. dollar in 2003 and to a lesser extent in 2004 and 2002. Investment revenue in the fourth quarter of 2004 was comparable to the same period in 2003, however, foreign exchange loss has improved to $0.3 in the fourth quarter of 2004 compared to $0.9 million for the same period in 2003. The improved foreign exchange loss is a result of higher U.S. dollar holdings combined with a more favorable exchange rate at the end of 2004 compared to 2003.

With ongoing redemption of investments, coupled with analyst expectations of continuing low market yields relative to Canadian dollar denominated investments for 2005, we anticipate that, in the coming year, investment income will be at approximately the same level of return as in 2004.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income tax benefit

The income tax benefit of $0.4 million recorded in 2004, up from $0.3 million, and $0.3 million in 2003 and 2002 respectively, is due to proceeds of $0.4 million realized in the fourth quarter from the sale of New Jersey State tax losses attributable to Biomira’s U.S. subsidiary. The $0.1 million increase in 2004 is due to a higher level of proceeds received from the sale of New Jersey State tax losses coupled with a reduction in capital taxes payable in 2004.

Liquidity and Capital Resources

Liquidity

As at December 31, 2004, Biomira’s cash and cash equivalents and short-term investments were $38.6 million compared to $41.5 million at the end of 2003, a decrease of $ 2.9 million or 7%. Major contributors to the net change included $14.6 million in new financing, $1.4 million in warrant exercises and $0.4 million in stock option exercises all received in the fourth quarter, offset by $18.6 million used in operations, $0.6 million used for the purchase of capital and intangible assets, and $0.1 million related to payment of capital lease obligations.

Working capital, defined as current assets less current liabilities, decreased by $0.7 million over 2003, to $37.1 million from $37.8 million and is attributable to the $2.9 million decrease in cash reserves largely offset by a $2.0 million reduction in current liabilities. The decrease in current liabilities is attributable to a reduction in clinical development expenditures associated with the completion of our existing clinical trials.

We believe that we have taken prudent measures relative to managing our cash reserves and operating expenditures. We have focused the majority of our planned activities and expenditures towards advancing our lead product L-BLP25 while continuing to build a pipeline of technologies through in-licensing activities. While we believe that we have sufficient cash reserves to operate into 2006, the planned Phase III clinical trial expenditures related to L-BLP25 are expected to increase at a rapid rate beyond 2005 resulting in the need for additional capital resources. Additional capital resources may also be required depending on the outcomes associated with activities related to early registration possibilities for L-BLP25 in regions other than the U.S. and Europe, activities related to the in-licensing of new product candidates, and activities associated with the further development of Theratope if we are successful in finding a collaborative partner. Such additional capital resources could be derived from available equity placements under our current Base Shelf Prospectus, receipt of milestone payments from our collaborative partner Merck KGaA, or by funding received from Merck KGaA related to L-BLP 25 shared product development expenditures.

Financing

Anticipating future funding requirements to complete our clinical programs, we registered a U.S. $100 million Base Shelf Prospectus with the applicable regulatory authorities in Canada and the U.S. in July 2004. This financing mechanism replaced the U.S. $150 million base shelf registration that expired in May 2004 and, unless fully exhausted prior to expiry, is expected to remain in place into the third quarter of 2006. The intention of the new base shelf registration is to ensure that a financing mechanism is in place to allow Biomira to take advantage of favorable financing opportunities in a timely manner. In December, we were able to take advantage of a strengthening share price following the promising results of the Phase IIb L-BLP25 NSCLC trial and raised gross $15.2 million by issuing 4,891,051 common shares and 978,211 warrants. The share units associated with this offering were priced at U.S. $2.57, and included warrants with an exercise price of U.S. $3.45. The warrants, with coverage of 20% of shares issuable, expire three years after issuance if not exercised. After total issue costs of $0.7 million, of which $0.1 million is in accounts payable at December 31, net proceeds were $14.5 million. In addition to an underwriting commission of 4.0%, the placement agent received 98,910 warrants with a strike price of U.S. $3.45, expiring three years from date of issuance.

Capital resources

Under the U.S. $100 million Base Shelf Prospectus, just over U.S. $87 million is still available for future financings. In addition, there are 3.6 million warrants outstanding, at a weighted-average exercise price

BIOMIRA ANNUAL REPORT 2004  |  PAGE 12  |

of U.S. $2.56. Based on our NASDAQ closing share price of $2.41 on December 31, 2004, approximately 2.6 million warrants were in the money, representing approximately $6.7 million (U.S. $5.6 million) if fully exercised. Assuming continuing investor support for our equity offerings, the Base Shelf Registration should allow us to pursue financing opportunities in the foreseeable future.

From inception, we have financed our research and development, operations, and capital expenditures primarily through public and private sales of our equity securities, licensing and collaborative arrangements, and investment income. To maximize value from our capital resources and ensure overall financial stability, we maintain a comprehensive financial planning, budgeting, monitoring, and governance system that imposes a disciplined approach to fiscal management. Our investment guidelines focus on capital preservation and security of income and restrict the portfolio to holding only liquid, investment-grade securities with maturities aligned to projected cash requirements.

To meet future requirements, we intend to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financing; capital leases; achievement of milestone payments on existing collaborative agreements; and the execution of new collaborative and licensing agreements related to our proprietary technologies. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The dynamics of the biotechnology sector, and in particular the uncertainty inherent in our clinical programs, may make it difficult to raise significant new capital at reasonable cost. Consequently, our ability to generate additional cash is contingent on many external factors beyond our control, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, we may have to delay, reduce the scope of, eliminate, or divest our technologies, programs and related personnel, any of which could impair the current and future value of the business.

Contractual Obligations and Contingencies

In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements currently in force over the next ten years:

Contractual Obligations	Payments Due by Year
($000s)	2005	2006 to 2007	2008 to 2009	2010 to 2014	Total

Operating leases - premises	171				171
Operating leases - equipment	16	11			27
Licensing fees and royalties	150	301	301	150	902

Total contractual obligations	337	312	301	150	1,100

Although the corporate facilities lease will expire in 2005, we have exercised our right to renew the lease for a further 2 year term and expect the renewal rates to be similar to the existing terms.

With the exception of capital leases, the obligations described above are non-cancellable operating leases or commitments that do not meet the criteria for accounting recognition of an asset and an obligation under CICA Handbook section 3065 Leases. The contractual terms provide for periodic lease payments and return of the equipment at the end of the lease. For the current fair values of the capital leases, refer to Note 19 Financial Instruments in the notes to the 2004 consolidated financial statements.

Under certain licensing arrangements for technologies incorporated into our product candidates, we are contractually committed to payment of ongoing licensing fees and royalties, as well as contingent payments when certain milestones as defined in the agreements have been achieved.

With respect to our contingent liabilities, we settled the litigation relating to HealthVISION Corporation in March 2004. The plaintiff initiated a civil action in January 1996 pursuant to specific and general representations and warranties that the Company had provided in conjunction with the sale of its

BIOMIRA ANNUAL REPORT 2004  |  PAGE 13  |

Management’s Discussion and Analysis of Financial Condition and Results of Operations

investment in HealthVISION Corporation to the plaintiff in February 1994. This settlement has been disclosed in Note 18 Contingencies, Commitments, and Guarantees of the notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

As at December 31, 2004, we have not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2004, we did not enter into any material transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third parties and occur at arm’s length and on normal commercial terms.

Outlook

At the start of 2005, we believe that we have in place several key value drivers that may increase shareholder value in the future. These include: a strong corporate alliance with Merck KGaA; the planned advancement of L-BLP25 into a pivotal Phase III registration trial; potential opportunities for early registration of L-BLP25 in regions other than the U.S. and Europe based on the results of the Phase IIb trial in NSCLC; the possible advancement of clinical programs related to early stage technologies under collaborative arrangements; and out-licensing opportunities for early stage product technologies. In addition, we may be able to reap value to our shareholders from the potential advancements related to the clinical program of our majority owned subsidiary Oncodigm BioPharma Inc and the potential advancement of Theratope if we are successful in negotiating a funding arrangement with a partner for this program. The key value drivers described above could be negatively impacted by many factors including; our inability to successful complete a L-BLP25 Phase III registration trial, unfavorable results from our planned L-BLP 25 registration trial, and ultimately denial or delay of regulatory approval.

In our view, other value drivers enable us to exploit our leading technologies in synthetic cancer vaccines. These competitive advantages include, among others, our strong intellectual and human capital, a lean and focused work force, proven management, a successful track record in conducting large-scale multinational clinical trials, and well-established financing relationships and access to risk capital. Our future success will largely depend on focusing the creative talents and energy of our employees towards the timely and prudent commercialization of our intellectual property.

Financing is both a key element of our corporate strategy as well as a critical resource in executing that strategy. We have had demonstrable success in attracting, and establishing relationships with, risk capital providers. To facilitate timely access to financing opportunities that may emerge, we registered a U.S. $100 million Base Shelf Prospectus in 2004 in Canada and the U.S., with $15.2 million ($U.S. $12.6 million) in new equity, before issue costs, realized to date through this vehicle. When market conditions are conducive for another round of financing, we will consider additional funding through the utilization of our current Base Shelf Prospectus.

We expect that clinical development expenses will ramp up considerably towards the end of 2005 due to the planned initiation of a multi-national pivotal Phase III registration trial for L-BLP25 in NSCLC. In addition to continued cost sharing of clinical development costs with our collaborator, Merck KGaA, a milestone payment due from our collaborator at the enrolment of the first patient into the Phase III trial will partially offset the additional costs associated with the Phase III trial. As well, we continue to explore the possibility of early registration in regions other than the U.S. and Europe. Should the results of discussions with regulators indicate that a new product marketing application is feasible in one or more regions other than the U.S. and Europe based on the Phase IIb NSCLC data, we may be required to incur additional costs related to the preparation of the necessary marketing applications in order to gain product approval in such country(ies). Consequently, we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development.

BIOMIRA ANNUAL REPORT  2004 | PAGE  14  |

We believe that our cash and short-term investments, together with expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts will be sufficient to meet operating and capital requirements into 2006. However, we will be required to obtain additional financing in order to fund the expected L-BLP25 Phase III registration trial and operations in the second half of 2006 and beyond. Our ability to generate cash to fully fund the L-BLP25 Phase III trial will depend on several factors. Among others, these include, regulatory support for a Phase III pivotal L-BLP25 registration trial; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for our products; and the value and timing of securing licensing and collaborative arrangements in building our pipeline.

The coming year will be critical in shaping our future direction, hinging on our ability to develop a viable product strategy and to attract ongoing investment. We remain firmly committed to our long-term goal to deliver value for our shareholders.

Risks and Uncertainties

Except for historical information, certain matters discussed in this document are by their nature forward-looking and are therefore subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made herein. Some of these risks and uncertainties are inherent to the biotechnology industry, while others are specific to Biomira; some of these factors are predictable or within our control, others not. These include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; availability of capital or other funding; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Based on ongoing assessment of our risk profile, we have concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors: our success in bringing new products to the marketplace; our ability to generate royalty or other revenues from licensed technology; our ability to generate positive cash flow from operations and equity financing; and maintain effective collaborative relationships with corporate partners. In addition, future success will depend on the efficacy and safety of our products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed, we must continue to secure adequate manufacturing capacity to produce commercial quantities of our products, ensure that the processes and facilities of our manufacturing partners meet the highest standards of production quality, and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of our products by the medical community, as well as by a majority of health care plans and payers in the key markets. Last, but not least, over the long term, operating effectiveness depends critically on our ability to recruit, retain, and develop our human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new competitive products will not be more efficacious, brought to market sooner and/or marketed more effectively, or at lower cost, than any that we may develop. Competitors may also be able to develop non-patent infringing product strategies that may be as good as or better than our patent-protected products. We believe that we have strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of our products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries.

As part of our risk management strategy, we transfer some risks through a general insurance program. In addition to insurance for our standard business risks, we have obtained aggregate blanket insurance

BIOMIRA ANNUAL REPORT 2004  |  PAGE 15  |

Management’s Discussion and Analysis of Financial Condition and Results of Operations

coverage of U.S. $10 million for potential clinical trial liability. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of our current clinical trial insurance coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future.

Our investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. We also have exposure to exchange risk through our collaboration revenues, licensing and royalty commitments, product manufacturing costs, and clinical development expenses. Of our total expenditures in 2004, a large portion was denominated in U.S. currency. Since our primary cash flows from collaboration revenues and our equity financings are likewise denominated, they predominantly offset U.S. cash requirements. We minimize our exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are handled effectively; and, from time to time, we may engage in hedging or use derivatives to manage specific financial exposures. However, we do not use derivatives for speculative or trading purposes.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, our debt obligations, primarily capital and operating leases at this time, have fixed rates over the terms of the commitments.

Due to the intrinsic uncertainty in our business prospects and of the life sciences sector in general, the equity markets have amplified the company risk factor for Biomira. Our share price is therefore subject to equity market price risk, which may result in significant market speculation and volatility of trading. Given the current low share price and the possibility of further decline, there is a risk that future issuance of common shares under the remainder of the U.S. $100 million Base Shelf Prospectus, and the potential exercise of stock options and warrants, may result in material dilution of share value, which may then lead to even lower share prices. Finally, the investment guidance and decisions of securities analysts and major investors in response to our financial or scientific results, and/or the timing of such results and expectations about future prospects, could also have a significant effect on investor support and future share price.

Critical Accounting Policies and Accounting Estimates

All of our accounting policies are in accordance with Canadian GAAP including some which requires management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are described below. Our significant accounting policies are disclosed in Note 2 Significant Accounting Policies of the notes to the consolidated financial statements.

Revenue recognition

Licensing, royalty, and contract research revenues are recognized as services are performed under the terms of the related contractual agreements. Currently, we also earn revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the collaborative agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for up front payments. Such upfront payments from collaborative agreements are amortized over the estimated product life cycle, as this is determined to best match the future benefits derived from such agreements.

BIOMIRA ANNUAL REPORT 2004  | PAGE 16  |

Research and development

Research and development costs consist of direct and indirect expenditures related to our research and development programs that may include technology access and licensing fees related to the use of proprietary third party technologies. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether any costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no product research and development costs have been deferred. Should the regulatory agencies approve a clinical product, management will determine whether conditions exist for deferral and amortization of any qualifying development costs. Earnings will be impacted in the period that such development costs are capitalized, and also in each subsequent accounting period as they are amortized.

Accounting Policy Changes

Stock-based compensation

Effective January 1, 2004, we adopted the fair value based method of accounting for stock options which were granted to employees on or after January 1, 2002 as required by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For options granted prior to January 1, 2002, we continue to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds are credited to share capital.

The adoption of this accounting policy resulted in the recognition of $1.06 million in compensation expense for the fiscal year ended December 31, 2004. We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified, or settled. Any changes in the underlying assumptions used in the Black-Scholes option pricing model could impact earnings.

The impact on the financial statements arising from adoption of the fair value method is disclosed in Note 11 Stock-Based Compensation of the notes to the consolidated financial statements.

Asset Impairment

Effective January 1, 2004, we adopted the recommendations of CICA Handbook Section 3063 Impairment of Long-Lived Assets, applicable to fiscal years beginning on or after April 1, 2003. Section 3063 requires that the impairment of long lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

There is no material impact on the financial statements resulting from the adoption of Section 3063 either in the current period or the prior periods presented.

Impact of New Accounting Pronouncements

Variable Interest Entities

We plan to adopt the Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline 15 (AcG-15) on the consolidation of variable interest entities which is effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying variable interest entities, and criteria for determining consolidation.

We have determined that adoption of this standard will not have a material effect on our results from operations or financial position.

BIOMIRA ANNUAL REPORT 2004  |  PAGE 17  |

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Instruments – disclosure and presentation

In November 2003, CICA Handbook Section 3860 Financial Instruments – Disclosure and Presentation was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments are expected to be effective for fiscal years beginning after November 1, 2004, and would be applied retroactively, thus requiring restatement.

We have not yet determined the impact of the adoption of this standard on our results from operations or financial position.

Financial Instruments - recognition and measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value; at other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented, and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities and derivative contracts.

We have not yet determined the impact of the adoption of this standard on our results from operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

We have not yet determined the impact of the adoption of this standard on the presentation of the results from operations or financial position.

Forward-Looking Statements

This document may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Additional Information

Additional information relating to Biomira, including a copy of our 2004 Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

BIOMIRA ANNUAL REPORT 2004  |  PAGE 18  |

Supplemental Information
Selected Annual Information
(expressed in 000s, except per share data)

	2004	2003	2002

Statement of Operations
Total revenues	$8,941	$3,416	$5,304
Total expenses	$21,935	$22,326	$38,901
Other (expense) income	$769	$(64)	$2,238
Net loss	$(12,225)	$(18,974)	$(31,359)
Basic and diluted loss per share	$(0.17)	$(0.31)	$(0.68)
Weighted-average number of common shares outstanding	72,941	62,498	52,996

Balance Sheet
Working capital	$37,107	$37,810	$29,063
Total assets	$40,821	$43,065	$39,969
Total long-term liabilities	$30	$30	$126
Shareholders’ equity	$36,963	$31,750	$22,289
Common shares outstanding	78,340	72,545	53,796

Certain of the comparative figures for 2003 have been reclassified to conform to the current year presentation.

Summary of Quarterly Results

(expressed in 000s, except per share data)

	Q1	Q2	Q3	Q4	Annual

2004

Total revenues	$943	$6,493	$531	$974	$8,941
Research and development costs	$3,791	$3,358	$3,229	$3,198	$13,576
Net loss	$(4,852)	$1,012	$(4,804)	$(3,581)	$(12,225)
Basic and diluted loss per share	$(0.07)	$0.01	$(0.06)	$(0.05)	$(0.17)
Common shares outstanding	72,559	72,562	72,562	78,340	78,340
Weighted-average number of common shares outstanding	72,555	72,558	72,560	72,941	72,941

2003

Total revenues	$1,166	$897	$679	$674	$3,416
Research and development costs	$4,122	$4,292	$3,433	$2,853	$14,700
Net loss	$(4,360)	$(5,532)	$(4,450)	$(4,632)	$(18,974)
Basic and diluted loss per share	$(0.08)	$(0.09)	$(0.07)	$(0.07)	$(0.31)
Common shares outstanding	54,226	63,542	63,546	72,545	72,545
Weighted-average number of common shares outstanding	54,019	56,910	59,145	62,498	62,498

Certain of the comparative figures for Q1, Q2 and Q3, 2004 have been reclassified to conform to the year end presentation.

Outstanding Share Data

As at February 28, 2005, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A Preference Shares (non-voting)	12,500
Class B Preference Shares (non-voting)	nil
Common shares	78,360,353
Convertible equity securities:
Stock options	3,594,847
Warrants	3,631,800

Upon exercise, the stock options and warrants are convertible into an equal number of common voting shares. Had the stock options and warrants been fully exercised, the aggregate number of common shares outstanding would be 85,587,000 as at February 28, 2005.

For details relating to the stock options and warrants, please refer to Notes 11 and 10, respectively, of the notes to the 2004 audited consolidated financial statements.

BIOMIRA ANNUAL REPORT 2004 |  PAGE 19  |

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management Report

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States of America. The significant differences in accounting principles, as they pertain to the financial statements, are identified in the related notes. The financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the financial statements.

To further the integrity and objectivity of data in the financial statements, the management of the Company has developed and maintains a system of internal controls over financial reporting, which management believes provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for oversight of the financial statements in this annual report principally through its Audit Committee. The Board appoints the Audit Committee and the majority of its members is comprised of outside and unrelated directors. In addition to being independent of management, at least one member of the Audit Committee must be qualified as a financial expert as required under the Sarbanes-Oxley Act of 2002. The committee meets periodically with management as well as quarterly with the external auditors, to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors’ report. The committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company’s auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the shareholders’ auditors, Deloitte & Touche LLP.

T. Alexander McPherson, MD, PhD	Edward A. Taylor, CGA
President and Chief Executive Officer	Vice President Finance and Administration and
Chief Financial Officer

BIOMIRA ANNUAL REPORT 2004  |  PAGE 20  |

Report of Independent Registered Chartered Accountants

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 18, 2005

Comments by Auditors for U.S. Readers on Canada – U.S.
Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principals that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements. Changes in accounting principles are described in Note 3 to the financial statements. Our report to the shareholders, dated February 18, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 18, 2005

BIOMIRA ANNUAL REPORT 2004  |   PAGE 21  |

Consolidated Balance Sheets

As at December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2004	2003

ASSETS
CURRENT
Cash and cash equivalents	$19,887	$24,062
Short-term investments	18,751	17,443
Accounts receivable (Note 4)	736	459
Prepaid expenses	320	460

	39,694	42,424
CAPITAL ASSETS, net (Note 5)	383	641
INTANGIBLE ASSET, net (Note 6)	480	—
LONG-TERM INVESTMENT (Note 7)	264	—

	$40,821	$43,065

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 8)	$2,031	$3,453
Capital lease obligation (Note 9)	—	108
Current portion of deferred revenue (Note 14)	556	1,053

	2,587	4,614
DEFERRED REVENUE (Note 14)	1,241	6,671
CLASS A PREFERENCE SHARES (Note 10)	30	30

	3,858	11,315

CONTINGENCIES, COMMITMENTS, AND GUARANTEES (Notes 9 and 18)

SHAREHOLDERS’ EQUITY
Share capital (Notes 3 and 10)
Issued and outstanding - 78,339,978 and 72,545,232	374,007	359,643
Warrants (Note 10)	7,442	8,555
Contributed surplus (Notes 3 and 10)	14,661	8,901
Deficit	(359,147)	(345,349)

	36,963	31,750

	$40,821	$43,065

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

T. Alexander McPherson, MD, PhD,	Eric E. Baker
Director	Director

BIOMIRA ANNUAL REPORT 2004  |   PAGE 22  |

Consolidated Statements of Operations

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

	2004	2003	2002

REVENUE
Contract research and development (Note 14)	$2,150	$2,309	$3,967
Licensing revenue from collaborative agreements (Note 14)	6,539	1,053	1,054
Licensing, royalties, and other revenue	252	54	283

	8,941	3,416	5,304

EXPENSES
Research and development	13,576	14,700	28,304
General and administrative	6,589	5,445	6,459
Marketing and business development (Note 14)	1,362	1,796	2,789
Amortization	410	446	1,349
Gain on disposal of capital assets	(2)	(61)	—

	21,935	22,326	38,901

OPERATING LOSS	12,994	18,910	33,597
Investment and other income (expense) (Note 16)	368	(295)	1,990
Interest expense (Note 9)	(5)	(20)	(43)

LOSS BEFORE INCOME TAXES	12,631	19,225	31,650

Income Tax Benefit (Note 17)	406	251	291

NET LOSS	$12,225	$18,974	$31,359

BASIC AND DILUTED LOSS PER SHARE (Note 13)	$0.17	$0.31	$0.68

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	72,941,110	62,497,986	52,996,080

Consolidated Statements of Deficit

Years ended December 31
(expressed in thousands of Canadian dollars)

	2004	2003	2002

DEFICIT, BEGINNING OF YEAR (Note 3)	$346,922	$326,101	$290,116
Net loss	12,225	18,974	31,359
Accretion of convertible debentures (Note 12)	—	713	4,036
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures (Notes 12 and 16)	—	(439)	590

DEFICIT, END OF YEAR	$359,147	$345,349	$326,101

BIOMIRA ANNUAL REPORT 2004  |   PAGE 23  |

Consolidated Statements of Cash Flow

Years ended December 31
(expressed in thousands of Canadian dollars)

	2004	2003	2002

OPERATING
Net loss	$(12,225)	$(18,974)	$(31,359)
Amortization	410	446	1,349
Stock compensation expense (Note 11)	1,060	—	—
Decrease in deferred revenue (Note 14)	(6,191)	(1,053)	(1,054)
Gain on disposal of capital assets	(2)	(61)	—
Unrealized foreign exchange loss (gain) on cash and cash equivalents	242	189	(39)
Net change in non-cash working capital balances from operations
Accounts receivable	(277)	733	194
Prepaid expenses	140	37	(28)
Accounts payable and accrued liabilities	(1,522)	(5,127)	(5,419)

	(18,365)	(23,810)	(36,356)

INVESTING
Purchase of short-term investments	(72,374)	(56,380)	(75,652)
Redemption of short-term investments	71,066	67,619	109,313
Purchase of capital assets	(126)	(12)	(265)
Proceeds from disposal of capital assets	2	77	—
Purchase of intangible assets	(506)	—	—

	(1,938)	11,304	33,396

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	14,623	35,610	4,186
Proceed from exercise of stock options	413	121	754
Proceeds from exercise of warrants	1,442	592	—
Proceeds from convertible debentures, net of financing costs (Note 12)	—	—	(24)
Repayment of convertible debentures (Note 12)	—	(7,826)	(15,213)
Interest on convertible debentures (Note 12)	—	(91)	(860)
Repayment of capital lease obligation	(108)	(156)	(204)

	16,370	28,250	(11,361)

NET CASH (OUTFLOW) INFLOW	(3,933)	15,744	(14,321)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(242)	(189)	39

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,175)	15,555	(14,282)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,062	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF YEAR	$19,887	$24,062	$8,507

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$5	$20	$43
Amount of income taxes paid in the year	$—	$5	$—

BIOMIRA ANNUAL REPORT 2004 |  PAGE 24  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the “Company”) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer, applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which do not differ materially from those applied in the United States, except as disclosed in Note 20.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly-owned subsidiaries, Biomira USA Inc., Biomira International Inc., Biomira Europe BV, and Oncodigm Biopharma Inc. on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the valuation of long-term investments, the fair value of stock options granted and warrants issued, the useful lives of capital and intangible assets and the amortization period of deferred revenues.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

Derivative financial instruments

The Company does not generally utilize derivative financial instruments. However, the Company may use foreign exchange forward contracts in order to reduce the impact of fluctuating foreign currency exchange rates on its foreign currency denominated cash, cash equivalents, and short-term investments. These foreign exchange forward contracts are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are recognized in the consolidated balance sheets and measured at fair value, with changes in fair value recognized immediately in investment and other income in the consolidated statements of operations.

The Company’s policy is not to utilize derivative instruments for trading or speculative purposes.

Long-term investment

The long-term investment is recorded at cost. When, in the opinion of management, an other than temporary decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.

BIOMIRA ANNUAL REPORT 2004  |   PAGE 25  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Office equipment	20%
Manufacturing equipment	25%
Computer software and equipment	33 1/3%
Leased equipment	Term of the lease
Leasehold improvements	Term of the lease plus one renewal

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of a capital asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the capital asset’s carrying amount exceeds its fair value.

Goodwill and intangible assets

Indefinite life assets such as goodwill and certain intangible assets are initially recognized and carried at cost. Such assets are not amortized, but are reviewed annually for impairment, or when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such review indicates that estimated future cash flows or benefits associated with these assets would not be sufficient to recover their carrying value, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined. The Company has not recorded any amounts in respect of goodwill or intangible assets with indefinite lives in the consolidated balance sheet.

Finite life intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized when the carrying value of the assets is greater than the estimated undiscounted future cash flows expected to be provided by the asset. The amount of the impairment loss, if any, is the excess of its carrying value over its estimated discounted cash flows. As at December 31, 2004, there were no events or circumstances indicating that the carrying value of the finite life intangible assets may not be recoverable.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump-sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product lifecycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Research and development costs

The Company expenses research costs as incurred. Development costs are also expensed as incurred unless the project meets criteria for deferral and amortization under Canadian GAAP.

Certain product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment.

To date, no development costs have been deferred.

BIOMIRA ANNUAL REPORT 2004  |   PAGE 26  |

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other income or expense.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Stock-based compensation

The Company sponsors a stock-based compensation plan that is described in Note 11. Effective January 1, 2004, the Company adopted the fair value based method of accounting for stock options as described in Note 3.

Stock options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, accretion charges, and foreign exchange gains and losses on repayments of principal and interest associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

Diluted earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the if-converted method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

3.	ACCOUNTING POLICY CHANGES

Accounting standards adopted in the current year

Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options that were granted to employees on or after January 1, 2002, as required by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds are credited to share capital.

BIOMIRA ANNUAL REPORT 2004  |   PAGE 27  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

As a result of the adoption of the fair value based method, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27 respectively at January 1, 2004.

Asset impairment

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets, applicable to fiscal years beginning on or after April 1, 2003. Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

There is no material impact on the financial statements resulting from the adoption of Section 3063 either in the current period or the prior periods presented.

Accounting standards effective in future years

Variable interest entities

In November 2003, the Accounting Standards Board (“AcSB”) released new Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning after November 1, 2004. Certain disclosure requirements effective for fiscal years beginning on or after January 1, 2004, were suspended pending review of the corresponding U.S. guidance, Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The AcSB further amended AcG-15 to maintain harmonization with the FIN 46, as revised in December 2003. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of this standard will not have a material effect on its financial position, results of operations or cash flows.

Financial instruments – disclosure and presentation

In November 2003, CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004, and the Company intends to apply these provisions retroactively, with restatement of prior years presented.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position.

Financial instruments – recognition and measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position.

Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for

BIOMIRA ANNUAL REPORT 2004  |   PAGE 28  |

comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

The Company has not yet determined the impact of the adoption of this standard on the presentation of the results from operations or financial position.

4.	ACCOUNTS RECEIVABLE

	2004	2003

Customer, net of allowance for doubtful accounts - nil (2003 - nil)	$664	$403
Other	63	48
Employees	9	8

	$736	$459

One customer accounted for 86% and 80% of customer accounts receivable at December 31, 2004 and 2003, respectively. The Company does not require a provision for doubtful accounts.

5.	CAPITAL ASSETS

		2004

		Accumulated	Carrying
	Cost	Amortization	Value

Scientific equipment	$4,227	$4,019	$208
Office equipment	337	271	66
Manufacturing equipment	197	157	40
Computer software and equipment	918	898	20
Computer equipment under capital lease	—	—	—
Leasehold improvements	979	930	49

	$6,658	$6,275	$383

		2003

		Accumulated	Carrying
	Cost	Amortization	Value

Scientific equipment	$4,291	$3,895	$396
Office equipment	246	223	23
Manufacturing equipment	176	129	47
Computer software and equipment	424	412	12
Computer equipment under capital lease	512	391	121
Leasehold improvements	2,604	2,562	42

	$8,253	$7,612	$641

During the year, there were no net additions (disposals) of computer equipment under capital lease (2003 - nil; 2002 - ($27)).

In 2002, a writedown of $420 was taken on certain scientific equipment, office equipment, and leasehold improvements whose carrying values were deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows of the underlying assets. The impairment charge was reported in the consolidated statements of operations in amortization.

BIOMIRA ANNUAL REPORT 2004  |   PAGE 29  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

6.	INTANGIBLE ASSET

		2004

		Accumulated	Carrying
	Cost	Amortization	Value

Licenses	$506	$26	$480

2003

		Accumulated	Carrying
	Cost	Amortization	Value

Licenses	$—	$—	$—

The Company entered into a licensing agreement with a third party dated October 20, 2004, pursuant to which the Company was granted a non-exclusive, worldwide royalty-bearing license to use certain patented technology for use in the development of the Company’s product candidates. Under the license agreement the Company paid an upfront license issue fee of $506 and will make further payments upon the attainment of certain milestones relating to the commercial development of the product candidates.

The upfront license issue fee has been recorded at cost and will be amortized on a straight-line basis over five years, representing the estimated period of the related development project for which reasonable certainty exits.

7.	LONG-TERM INVESTMENT

Pursuant to a share subscription agreement dated March 9, 2004, with Cancer Vac Pty. Ltd. (Cancer Vac), a private company with its corporate office in Melbourne, Australia, the Company acquired a 10% equity interest in Cancer Vac and a seat on its board as partial consideration for access to the Company’s exclusive worldwide rights to the MUC1 protein technology. The shares in Cancer Vac have been valued at $264 representing the fair value of the licensing rights. The related sublicensing revenue has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 15 years (Note 14).

As the equity investment in Cancer Vac is not subject to significant influence, it is accounted for using the cost method.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003

Accounts payable	$390	$313
Accrued compensation costs	992	996
Accrued legal provision	—	600
Accrued research and development costs	238	1,095
Accrued restructuring costs (Note 15)	—	4
Other accrued liabilities	411	445

	$2,031	$3,453

9.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

	2004	2003

Annual minimum payments	$—	$113
Less amounts representing interest at rates from 8% to 10.36%	—	5

	—	108
Less current portion	—	108

	$—	$—

Interest expense on capital leases in the amount of $5 (2003 - $20; 2002 - $43) has been recorded in the consolidated statements of operations.

BIOMIRA ANNUAL REPORT 2004 |   PAGE 30  |

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next three years, as follows:

2005	$187
2006	11
2007	—

$198

Minimum rental expense for premises and equipment in the amount of $678 (2003 – $579; 2002 - $1,406) and sublease rental income of nil (2003 - $20; 2002 - nil) have been recorded in the consolidated statements of operations. Minimum rental expense includes a provision related to future lease costs arising from the downsizing of the Company’s U.S. operations of nil (2003 - nil; 2002 - $497).

The Company’s lease on its corporate facility expires in March 2005. The lease contains a provision for renewal for an additional two years on similar commercial terms. The Company is currently in the process of negotiating the renewal for a further two years expiring on March 31, 2007. The associated cost of the renewal has not yet been determined and therefore is not reflected in the above schedule of annual minimum payments under operating lease agreements.

10.	SHARE CAPITAL

Authorized shares

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year

The difference between the redemption value and the book value of the Class A preference shares will be recorded at the time that the fair value of the shares increases to redemption value based on the Company becoming profitable.

Unlimited number of Class B preference shares issuable in series

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable

Shares issued and outstanding

		2004		2003		2002

		Shares	Amount	Shares	Amount	Shares	Amount

Class A preference
Issued and outstanding, beginning and end of year		12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year (Note 3)		72,545,232	$359,670	53,795,573	$328,537	52,376,536	$323,597

Exercise of stock options	(a)	181,375	597	46,000	121	190,025	754
Financing:
1999 CSPA	(b)	—	—	1,366,817	2,432	1,229,012	4,186
Equity placements	(c)	4,891,051	11,564	17,070,176	27,664	—	—
Exercise of warrants	(d)	722,320	2,176	266,666	889	—	—

Issued and outstanding, end of year		78,339,978	$374,007	72,545,232	$359,643	53,795,573	$328,537

BIOMIRA ANNUAL REPORT 2004  |  PAGE 31  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

Warrants issued and outstanding

		2004		2003		2002

		Warrants	Amount	Warrants	Amount	Warrants	Amount

Warrants
Issued and outstanding, beginning of year		4,251,999	$8,555	975,000	$3,338	975,000	$3,338
Equity placements	(c)	1,077,121	2,959	3,543,665	5,514	—	—
Exercise of warrants	(d)	(722,320)	(734)	(266,666)	(297)	—	—
Expiration of warrants	(e)	(975,000)	(3,338)	—	—	—	—

Issued and outstanding, end of year		3,631,800	$7,442	4,251,999	$8,555	975,000	$3,338

The following table summarizes information on warrants outstanding at December 31, 2004:

Exercise Prices	Number Outstanding	Expiry Date

US $1.66	251,852	April 29, 2005
US $1.66	170,371	May 8, 2005
US $1.74	32,456	May 8, 2005
US $2.30	2,070,000	September 18, 2005
US $2.30	30,000	September 18, 2005
US $3.45*	978,211	December 14, 2007
US $3.45**	98,910	December 14, 2007

	3,631,800

*	Warrants are not exercisable until after June 15, 2005.

**	Warrants are not exercisable until after December 14, 2005.

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

Contributed surplus

The following table summarizes changes in contributed surplus:

		2004	2003	2002

Beginning of year (Note 3)		$10,447	$8,901	$8,901
Stock compensation expense (Note 11)		1,060	—	—
Exercise of stock options	(a)	(184)	—	—
Expiration of warrants	(e)	3,338	—	—

End of year		$14,661	$8,901	$8,901

Share transactions

(a)	Exercise of stock options

During 2004, 181,375 (2003 - 46,000; 2002 - 190,025) stock options with a weighted average exercise price of $2.28 (2003 - $2.63; 2002 - $3.97) per share were exercised. Share capital was credited with an amount of $597 (2003- $121; 2002 - $754) representing cash proceeds of $413 (2003 - $121; 2002 - $754) and the carrying value attributed to the stock options of $184 (2003 - nil; 2002 - nil) (Note 11).

(b)	1999 CSPA

On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to US $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7% from the average daily price of the common shares. The equity line agreement expired on June 8, 2003.

BIOMIRA ANNUAL REPORT 2004 |  PAGE 32  |

During 2003, the Company issued 1,366,817 (2002 - 1,229,012) common shares for proceeds of $2,432 (2002 - $4,186), net of issue costs of $4 (2002 - $6). A total of 7,519,039 shares of the 8.6 million under the CSPA were issued for gross proceeds of $76,020.

(c)	Equity placements

Under the terms of a Base Shelf Prospectus dated April 30, 2002, and registered with the securities commissions in Canada and the U.S., the Company may issue, from time to time during the 25 month period the prospectus remains effective, in aggregate up to US $150 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof.

During 2003, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

(i)	On April 29, 2003, the Company issued 4,824,562 common shares and 863,061 detachable warrants for proceeds of $7,524, net of issue costs of $427. Of the net proceeds, $6,515 and $1,009 have been allocated to common shares and warrants, respectively. The warrants, of which 814,815 and 48,246 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on April 29, 2005.

(ii)	On May 8, 2003, the Company issued 3,245,614 common shares and 580,604 detachable warrants for proceeds of $4,853, net of issue costs of $310. Of the net proceeds, $4,367 and $486 have been allocated to common shares and warrants, respectively. The warrants, of which 548,148 and 32,456 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on May 8, 2005.

(iii)	On October 1, 2003, the Company issued 9,000,000 common shares and 2,100,000 detachable warrants for proceeds of $20,801, net of issue costs of $999. Of the net proceeds, $16,782 and $4,019 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.30 and are not exercisable until after March 18, 2004, with the exception of 30,000 warrants that are not exercisable until after October 1, 2004. The 2,100,000 warrants expire on September 18, 2005.

Under the terms of a Base Shelf Prospectus dated July 13, 2004, and registered with the securities commissions in Canada and the U.S., the Company may issue, from time to time during the 25 month period the prospectus remains effective, in aggregate up to US $100 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof.

On December 14, 2004, the Company issued 4,891,051 common shares and 1,077,121 detachable warrants for proceeds of $14,523, net of issue costs of $711, of which $100 is in accounts payable at December 31, 2004. Of the net proceeds, $11,564 and $2,959 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $3.45 and are not exercisable until after June 15, 2005, with the exception of 98,910 warrants that are not exercisable until after December 14, 2005. The 1,077,121 warrants expire on December 14, 2007.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

(d)	Exercise of warrants

During 2004, 674,074 and 48,246 (2003 - 266,666; 2002 - nil) warrants with an exercise price of US $1.66 and US $1.74 (2003 - US $1.66), respectively, were exercised. Share capital was credited with an amount of $2,176 (2003 - $889; 2002 - nil), representing cash proceeds of $1,442 (2003 - $592; 2002 - nil) and the carrying value attributed to the warrants of $734 (2003 - $297; 2002 - nil).

(e)	Expiration of warrants

During 2004, 775,000 and 200,000 warrants with an exercise price of US $6.00 and US $4.09 (2003 - nil; 2002 - nil), respectively, expired. Contributed surplus was credited with an amount of $3,338 (2003 - nil; 2002 - nil), representing the carrying value attributed to the warrants.

BIOMIRA ANNUAL REPORT 2004  |  PAGE 33  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

11.	STOCK-BASED COMPENSATION

The Company sponsors a Share Option Plan under which a maximum of 6,400,000 common shares of the Company may be granted to employees, directors, and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2004, 2003, and 2002, and changes during the years ending on those dates are presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Share	Exercise	Share	Exercise	Share	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	4,519,418	$5.43	4,600,611	$6.18	4,225,072	$7.24
Granted	535,627	2.15	903,713	1.85	1,067,500	2.79
Exercised	(181,375)	2.28	(46,000)	2.63	(190,025)	3.97
Cancelled	(1,137,071)	6.89	(938,906)	5.83	(501,936)	8.70

Outstanding, end of year	3,736,599	$4.67	4,519,418	$5.43	4,600,611	$6.18

Options exercisable, end of year	2,579,900	$5.65	3,157,334	$5.91	2,824,335	$6.28

The following table summarizes information on share options outstanding and exercisable at December 31, 2004:

	Share Options Outstanding			Share Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices ($ per share)	Outstanding	Life (years)	Price	Outstanding	Price

1.51 - 2.09	828,153	6.76	$1.80	305,538	$1.82
2.10 - 3.99	1,877,974	4.19	2.86	1,379,974	3.08
4.00 - 7.00	498,847	4.49	6.02	364,263	6.07
7.01 - 14.00	85,125	1.05	8.63	83,625	8.59
14.01 - 23.10	446,500	3.66	15.35	446,500	15.35

	3,736,599	4.66	$4.67	2,579,900	$5.65

In implementing CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (Note 3), for 2004, stock compensation expense of $1,060 was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $184 arising from the exercise of these options during the year was credited to share capital from contributed surplus. For 2003 and 2002, the Company elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s share option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations.

As required by the standard, 2003 and 2002 pro-forma net loss and loss per share, reflecting the impact of stock-based compensation arising from awards to employees and directors since January 1, 2002, are presented in the table below:

BIOMIRA ANNUAL REPORT 2004  |  PAGE 34  |

	2003	2002

Net loss to common shareholders (Note 13)	$19,248	$35,985
Compensation expense	1,227	345

Pro-forma net loss to common shareholders	$20,475	$36,330

Pro-forma basic and diluted loss per share	$0.33	$0.69

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	2004	2003	2002

Weighted average grant-date fair value per share option	$1.83	$1.57	$1.66
Expected dividend rate	0%	0%	0%
Expected volatility	112.88%	112.42%	95.42%
Risk-free interest rate	3.82%	4.29%	3.97%
Expected life of options in years	6.0	6.0	3.3

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

12.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (US $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,412, the net proceeds were $22,182. The 775,000 warrants entitle the holders to purchase an equal number of common shares at an exercise price of US $6.00 per warrant after January 1, 2002, and expiring on December 31, 2004.

In May 2003, the Company repaid the final instalment of principal and interest, without penalty, in advance of the convertible debentures maturity on June 30, 2003. Over the term of the debentures, all contractual obligations were settled in cash. There were no conversions of either principal or interest into common shares.

Principal and interest payments in 2004 were nil (2003 - $7,826 (US $5,294); 2002 - $15,213 (US $9,706)), and nil (2003 - $91 (US $60); 2002 - $860 (US $546)), respectively.

In accordance with Canadian GAAP, the convertible debentures were accounted for as equity instruments in accordance with their substance, and presented in the consolidated financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,884.

13.	LOSS PER SHARE

Basic and diluted loss per share has been calculated as follows:

	2004	2003	2002

Net loss, as reported	$12,225	$18,974	$31,359
Convertible debentures accounted for as equity:
Accretion of convertible debentures	—	713	4,036
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures	—	(439)	590

Net loss to common shareholders	12,225	19,248	35,985

Weighted average shares outstanding	72,941	62,498	52,966

Basic and diluted loss per share	$0.17	$0.31	$0.68

For 2004 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options (Note 11), warrants issued in connection with the 1999 CSPA (Note 10(b)), shares contingently issuable in connection with the May 2, 2001 Merck KGaA agreement (Note 14), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 12), and purchase warrants issued in connection with the 2003 and 2004 equity placements under the Base Shelf Prospectuses dated April 30, 2002 and July 13, 2004, respectively, (Note 10(c)), have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

BIOMIRA ANNUAL REPORT 2004  |  PAGE 35  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

14.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative agreement with Merck KGaA to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope vaccine and L-BLP25 vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and L-BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

In June 2004, Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter included an addition to income of $5,903 representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

In July 2004, the Company and Merck KGaA negotiated a settlement on the remaining close out costs related to ongoing Theratope clinical trials. Upon agreement, Merck KGaA made a one-time payment of $711 representing their share of the anticipated close-out costs. This payment has been recorded as deferred revenue and is being recognized as contract research and development revenue as the related costs are incurred.

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2004	2003	2002

Upfront payment classified as deferred revenue	$7,724	$8,777	$9,831
Additional revenues deferred in the year:
Merck KGaA	711	—	—
Cancer Vac (Note 7)	264	—	—
Less revenue recognized in the year:
Licensing revenue from collaborative agreements	(6,539)	(1,053)	(1,054)
Contract research and development	(363)	—	—

Deferred revenue balance at December 31	1,797	7,724	8,777
Less deferred revenue - current portion	556	1,053	1,053

Deferred revenue - long-term	$1,241	$6,671	$7,724

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck KGaA. The Company and Merck KGaA reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck KGaA, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2004, the Company has recognized in revenue $2,150 (2003 - $2,309; 2002 - $3,967) of non-refundable funding from Merck KGaA.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories, whereas the Company and Merck KGaA are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck KGaA related to product sales outside North America, whereas the Company and Merck KGaA will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities, as well as internal costs to develop a marketing capability. The parties

BIOMIRA ANNUAL REPORT 2004  |  PAGE 36  |

reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck KGaA, the Company records such non-refundable amounts as marketing and business development expense.

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2004. Any tax liability assessed in the future will be recorded as it becomes determinable.

On May 2, 2001, under the terms of a Common Stock Purchase Agreement (CSPA) with Merck KGaA, the Company issued 1,912,216 common shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional common shares will be issued for contractual proceeds of US $1,500 (2003 - US $6,500), the number of common shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date.

During 2004 (2003 - nil; 2002 - nil), no additional common shares were issued under the Merck KGaA CSPA.

15.	RESTRUCTURING COSTS

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and L-BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30% of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506. During 2004, the restructuring provision was reduced by a net amount of $4 (2003 - $94), representing recoveries of future lease costs of $4 (2003 - $128) and gains on disposals of capital assets of nil (2003 - $58), offset by additional employee termination costs of nil (2003 - $92). The net adjustment of $4 (2003 - $94) has been reported in the consolidated statements of operations as nil (2003 - ($53)) in research and development, $4 (2003 - $17) in general and administrative, and nil (2003 - ($58)) in gain on disposal of capital assets. Cumulative restructuring costs to date are $2,408 (2003 - $2,412). As at December 31, 2004, the restructuring plan is complete.

The following table provides details of the restructuring costs since the initiative was announced on October 10, 2002:

	Accrued				Accrued
	Restructuring				Restructuring
	Costs,		Cumulative		Costs,
	Beginning	Costs	Drawdowns		End
2004	of Year	(Recoveries)	Cash	Non-Cash	of Year

Workforce reduction	$—	$—	$—	$—	$—
Facility and future lease costs	4	(4)	—	—	—
Proceeds on disposal of capital assets	—	—	—	—	—
Other	—	—	—	—	—

	$4	$(4)	$—	$—	$—

2003

Workforce reduction	$506	$92	$598	$—	$—
Facility and future lease costs	649	(128)	520	(3)	4
Proceeds on disposal of capital assets	—	(58)	(58)	—	—
Other	2	—	2	—	—

	$1,157	$(94)	$1,062	$(3)	$4

16.	IMPACT OF FOREIGN CURRENCY TRANSLATION

Included in investment and other income (expense) of $368 (2003 - ($295); 2002 - $1,990) in the consolidated statements of operations is a net foreign exchange (loss) of $(260) (2003 - ($1,323); 2002 - ($208)).

BIOMIRA ANNUAL REPORT 2004  |  PAGE 37  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

Included in interest, foreign exchange (gain) loss, and carrying charges on convertible debentures of nil (2003 -
($439); 2002 - $590) in the consolidated statements of deficit is a net foreign exchange (gain) of nil (2003 - ($501); 2002 - ($53)) arising from repayments of principal and interest.

17.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities. A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2004	%	2003	%	2002	%

Recovery of income taxes based on statutory rates	$4,282	33.9	$6,963	36.7	$12,305	39.2
Tax benefit of losses not recognized in financial statements	(4,282)	(33.9)	(6,963)	(36.7)	(12,305)	(39.2)
Benefit from sale of subsidiary tax losses	418	3.3	303	1.5	353	1.1
Large corporations tax	(12)	(0.1)	(52)	(0.2)	(44)	(0.1)
Other	—	—	—	—	(18)	(0.1)

	$406	3.2	$251	1.3	$291	0.9

Future income taxes are comprised of:

	2004	2003	2002

Future income tax asset
Capital assets	$1,103	$1,288	$1,249
Tax benefits from losses carried forward and tax credits	62,134	65,618	72,047

Future income tax asset before allowance	63,237	66,906	73,296
Less valuation allowance	(63,237)	(66,906)	(73,296)

Future income tax liability	$—	$—	$—

Future income taxes - net	$—	$—	$—

At December 31, 2004, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $16,763 (2003 - $14,838) that expire in fiscal years 2008 through 2014. The Company has available capital cost allowance pools of $4,948 (2003 - $4,858) for deduction against federal tax and $1,023 (2003 - $931) for provincial tax. Also available to offset income in future periods are Canadian scientific research and experimental development expenditures of $112,879 (2003 - $112,884) for federal purposes and $47,592 (2003 - $45,644) for provincial purposes. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $22,984 (2003 - $22,984) and provincial capital losses of $23,075 (2003 - $23,075) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the U.S. of $43,753 (2003 - $47,329) for federal purposes and $19,891 (2003 - $26,639) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2005 through 2023. During 2004, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $418 (2003 - $303). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,094 (2003 - $1,174) and $602 (2003 - $745), respectively, that will expire in fiscal years 2005 through 2022, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results is immaterial due to the low tax rates in those jurisdictions.

BIOMIRA ANNUAL REPORT 2004   |  PAGE 38  |

18.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES

Royalties

In connection with the issuance of the Class A preference shares (Note 10), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, the Company paid Chiron US $2,250 on June 30, 2000. An additional payment of US $3,250 will be payable to Chiron upon commercial launch of the vaccine in the U.S. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, commencing December 31, 2005, the Company is committed to minimum annual payments of US $100 during the existence of a royalty term in exchange for a non-exclusive worldwide royalty-bearing license of technology (Note 6). Upon the achievement of certain milestones, additional payments will be triggered under the terms of the licensing agreement. These payments will be recognized as expense upon performance of obligations defined as milestones in the agreement.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan, as well as limits set by the Canadian and U.S. tax authorities. In 2004, the Company’s matching contributions to the plan totalled $204 (2003 - $215; 2002 - $289). There were no changes to the plan during the year.

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. On January 31, 1996, the purchaser filed a statement of claim against the Company, pursuant to these representations and warranties, in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. During the year, the claim was settled for approximately the amount that was recorded in the consolidated financial statements at December 31, 2003.

Guarantees

The Company is contingently liable under a mutual undertaking of indemnification with Merck KGaA for any withholding tax liability that may arise from payments under the collaborative agreements (Note 14).

In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

19.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments, accounts receivable and long-term investments that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

BIOMIRA ANNUAL REPORT 2004  |  PAGE 39  |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies that management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities that are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign currency denominated obligations out of cash flows in the same currencies, wherever possible, mitigates its foreign exchange exposure. To manage its exposure to foreign exchange risk through its holdings of cash and investments in U.S. dollars, the Company has considered, but generally does not utilize, derivative instruments.

During 2004, the Company did not enter into any foreign exchange forward contracts in order to reduce its exposure to fluctuating foreign currency exchange rates; however, in 2003, investment and other (expense) income included a realized loss $78 (2002 - nil) and unrealized gains and losses of nil (2002 - nil) relating to forward exchange contracts. As there were no open foreign exchange forward contracts as at December 31, 2004, 2003, and 2002, respectively, no assets or liabilities with respect to such contracts have been recorded in the consolidated balance sheets as at those dates.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Long-term investment

The fair value of the long-term investment is assumed to approximate its carrying value.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair value of the Class A preference shares is assumed to approximate their carrying value due to the fact that their realizable value is contingent upon meeting future profitability thresholds that cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

BIOMIRA ANNUAL REPORT 2004   |    PAGE 40    |

Fair values

The estimated fair values of financial instruments are as follows:

	2004		2003
	Fair	Carrying	Fair	Carrying
	Value	Amount	Value	Amount

Assets
Cash and cash equivalents	$19,887	$19,887	$24,062	$24,062
Short-term investments	18,751	18,751	17,443	17,443
Accounts receivable	736	736	459	459
Long-term investment	264	264	—	—
Liabilities
Accounts payable and accrued liabilities	2,031	2,031	3,453	3,453
Capital lease obligation	—	—	111	108
Class A preference shares	30	30	30	30

20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP that differs in some respects from those used in the United States (U.S. GAAP).

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) was valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition is valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described in the following section). There is no concept similar to comprehensive income under current Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these investments are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the investments.

As at December 31, 2004, an unrealized holding gain of nil (2003 - nil; 2002 - $471) is included in the consolidated balance sheets, and the net change in the unrealized holding gain of nil (2003 - ($471); 2002 - ($178)) is reflected in the consolidated statements of comprehensive (loss) income for U.S. GAAP. These amounts are not recorded under Canadian GAAP.

Under Canadian GAAP, the Company recorded a provision in 1999 for unrealized holding losses of $332 on short-term investments in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. In 2003, the Company liquidated the remainder of the investment, recognizing a loss of $15 (2002 - $37).

BIOMIRA ANNUAL REPORT 2004   |    PAGE 41    |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

As at December 31, 2004, the composition of available-for-sale short-term investments, classified by maturity from the balance sheet date, is as follows:

	At Cost	At Market

Maturing within 90 days	$11,775	$11,775
Maturing within 1 year	6,976	6,976

	$18,751	$18,751

Intangible assets acquired from others for use in research and development

Under Canadian GAAP, finite life intangible assets, such patents as licenses, acquired from others for use in research and development activities, are deferred and recognized over the period of the related development project for which reasonable certainty exits. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use would be expensed. As a result of this difference in treatment, under U.S. GAAP amortization expense would have decreased by $26, research and development expenses would have increased by $506, and intangible assets would have decreased by $480.

Research and development

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized and amortized. As at December 31, 2004, the Company had not deferred any development costs.

Furthermore, under U.S. GAAP, acquired in-process research and development is written off at the time of acquisition and no future income taxes are recognized on this asset. Under Canadian GAAP, acquired in-process research and development is capitalized and amortized over its estimated useful life. Future income taxes are recognized at the acquisition date on that asset.

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totalling $18,844, net of issue costs of $1,412 and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion of convertible debentures of nil (2003 - $713; 2002 - $3,667), and interest, foreign exchange (gain) loss and carrying charges on convertible debentures of nil (2003 - ($439); 2002 - $590) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Currently under Canadian GAAP, the convertible debentures are presented as equity, with accretion, amortization, and interest related to the debentures being charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, with a translation gain of nil (2003 - $35; 2002 - $260) being recorded in the consolidated statements of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate with foreign exchange gains and losses arising only upon repayment of principal.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

During 2004, 722,320 (2003 - 266,666; 2002 - nil) warrants were exercised, resulting in a credit to share capital of $2,176 (2003 - $889; 2002 - nil), representing $1,442 (2003 - $592; 2002 - nil) in cash proceeds and $734 (2003 - $297; 2002 - nil) reclassified from additional paid-in capital (Note 10(d)).

Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27, respectively, at January 1, 2004. During 2004, the Company recorded stock compensation expense of $1,060 in the consolidated statement of operations, representing the

     BIOMIRA ANNUAL REPORT 2004   |    PAGE 42    |

amortization applicable to the current year at the estimated fair value of options granted since January 1, 2002; and an offsetting adjustment to contributed surplus and share capital of $184 in the consolidated balance sheets arising from the exercise of these options during the year (Note 3). No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The table below presents the pro-forma disclosures required under U.S. GAAP:

	2004	2003	2002

Net loss to common shareholders - U.S. GAAP	$11,645	$19,228	$35,393
Compensation expense under SFAS No. 123	3,505	4,876	4,333

Pro-forma net loss to common shareholders - U.S. GAAP	$15,150	$24,104	$39,726

Pro-forma basic and diluted loss per share - U.S. GAAP	$0.21	$0.39	$0.75

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of options granted during the year.

	2004	2003	2002

Weighted average grant-date fair value per share option	$1.83	$1.57	$1.66
Expected dividend rate	0%	0%	0%
Expected volatility	112.88%	112.42%	95.42%
Risk-free interest rate	3.82%	4.29%	3.97%
Expected life of options in years	6.0	6.0	3.3

Effect of Canadian - U.S. GAAP differences

The effect of all the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:

Consolidated balance sheets

	2004	2003

Short-term investments (as reported)	$18,751	$17,443
Effect of SFAS 115	—	—

Short-term investments - U.S. GAAP	$18,751	$17,443

Intangible assets (as reported)	$480	$—
Purchase of intangible asset	(506)	—
Amortization of intangible asset	26	—

Intangible Assets - U.S. GAAP	$—	$—

Share capital (as reported)	$374,007	$359,643
Retroactive application of Section 3870	(27)	—
Stock options exercised in current year	(184)	—
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital - U.S. GAAP	$376,623	$362,470

Warrants (as reported)	$7,442	$8,555
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	—	(3,338)
Warrants issued in connection with equity placements, net of warrants exercised	(7,442)	(5,217)

Warrants - U.S. GAAP	$—	$—

BIOMIRA ANNUAL REPORT 2004   |    PAGE 43    |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

Consolidated balance sheets (continued)

	2004	2003

Contributed surplus (as reported)	$14,661	$8,901
Retroactive application of Section 3870	(1,546)	—
Stock options exercised in current year	184	—
Stock compensation expense	(1,060)	—
Warrants issued in connection with convertible debentures accounted for as additional paid in capital	(3,338)	—

Contributed surplus - U.S. GAAP	$8,901	$8,901

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with August 31, 1999 CSPA	315	315
Warrants issued in connection with convertible debenture	3,338	3,338
Warrants issued in connection with equity placements, net of warrants exercised	7,442	5,217

Additional paid-in capital - U.S. GAAP	$11,095	$8,870

Deficit (as reported)	$(359,147)	$(345,349)
Shares issued for business acquisition	(3,142)	(3,142)
Retroactive application of Section 3870	1,573	—
Stock compensation expense	1,060	—
Purchase of intangible asset	(506)	—
Amortization of intangible asset	26	—

Deficit - U.S. GAAP	$(360,136)	$(348,491)

Shareholders’ equity (as reported)	$36,963	$31,750
Purchase of intangible asset	(506)	—
Amortization of intangible asset	26	—
Effects of SFAS 115	—	—

Shareholders’ equity - U.S. GAAP	$36,483	$31,750

Consolidated statement of operations

	2004	2003	2002

Net loss (as reported)	$(12,225)	$(18,974)	$(31,359)
Stock compensation expense	1,060	—	—
Purchase of intangible asset	(506)	—	—
Amortization of intangible asset	26	—	—
Reclassification adjustment-realized loss on short-term investments	—	(15)	(37)
Foreign exchange gain (loss) on translation of convertible debentures	—	35	260
Accretion and amortization of debt issue costs	—	(713)	(3,667)
Interest, foreign exchange gain (loss), and carrying charges on convertible debentures	—	439	(590)

Net loss - U.S. GAAP	$(11,645)	$(19,228)	$(35,393)

Consolidated statements of comprehensive (loss) income

	2004	2003	2002

Net loss - U.S. GAAP	$(11,645)	$(19,228)	$(35,393)
Current year effect of SFAS 115	—	—	471
Reversal of SFAS 115 effect from prior year	—	(471)	(649)
Reclassification adjustment - realized loss on short-term investments	—	15	37

Comprehensive loss - U.S. GAAP	$(11,645)	$(19,684)	$(35,534)

BIOMIRA ANNUAL REPORT 2004   |  PAGE 44   |

Loss per common share

	2004	2003	2002

Canadian GAAP
Basic and diluted loss per share	$0.17	$0.31	$0.68

U.S. GAAP
Basic and diluted loss per share	$0.16	$0.31	$0.67

Consolidated statements of cash flow - U.S. GAAP

	2004	2003	2002

Cash and cash equivalents, beginning of year	$24,062	$8,507	$22,789
Cash used in operating activities	(18,872)	(23,901)	(37,216)
Cash (used in) provided by investing activities	(1,432)	11,304	33,396
Cash (used in) provided by financing activities	16,371	28,341	(10,501)
Effect of exchange rate fluctuations on cash and cash equivalents	(242)	(189)	39

Cash and cash equivalents, end of year	$19,887	$24,062	$8,507

New accounting standards

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No.74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted.

The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings. In accordance with SAB 74, recently issued Canadian accounting standards are discussed in the notes to the consolidated financial statements in Note 3, Accounting Policy Changes, under the subsection Accounting Standards Effective in Future Years.

Accounting standards adopted in the current year

In December 2003, the FASB revised FIN No.46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to those entities (defined as VIEs) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46(R)  was effective for the Company in the first quarter, and there was no material impact on its financial position, results of operations or cash flows from adoption.

In March 2004, the FASB ratified consensuses reached by the Emerging Issues Task Force (“EITF”) with respect to EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF Issue No. 03-1 addresses recognition, measurement and disclosure of other-than-temporary impairment evaluations for securities within the scope of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and equity securities that are not subject to the scope of SFAS No. 115 and are not accounted for under the equity method according to Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The recognition and measurement guidance is effective for reporting periods beginning after June 15, 2004; however, disclosures for cost method investments are required to be included in annual financial statements prepared for fiscal years ending after June 15, 2004. In September 2004, the FASB issue FSP EITF Issue 03-1-1, which delayed the effective date of certain guidance on how to evaluate and recognize an impairment loss that is other than temporary, pending issuance of proposed FSP EITF Issue 03-1-a. There was no material impact on the consolidated financial statements from the adoption of this consensus and the Company does not expect the proposed FSP to have a material impact on its consolidated financial statements.

BIOMIRA ANNUAL REPORT 2004  |   PAGE 45   |

Notes to the Consolidated Financial Statements

Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

Accounting standards effective in future years

In June 2004, the FASB issued an exposure draft of a proposed Statement, Fair Value Measurements to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

In September 2004, the SEC staff provided guidance on the use of the so-called “residual method” to value acquired intangible assets other than goodwill in a business combination. The SEC concluded that the residual method does not comply with the requirements of FASB Statement No. 141, Business Combinations, and, accordingly, should no longer be used. Instead, a direct value method should be used to determine the fair value of all intangible assets required to be recognized. Similarly, impairment testing of intangible assets should not rely on a residual method, and should comply instead with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The residual method should not be used in accounting for intangible assets (other than goodwill) acquired in business combinations completed after September 29, 2004. Further, companies that have applied the residual method to the valuation of intangible assets for purposes of impairment testing will be required to perform an impairment test (no later than the beginning of their first fiscal year beginning after December 15, 2004) using a direct method. The Company does not expect this announcement to have a material impact on its consolidated financial statements.

In September 2004, the EITF discussed Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. The EITF reached a tentative consensus that classification of a disposed of or held-for-sale component as a discontinued operation is only appropriate if the ongoing entity (i) expects to have no continuing “direct” cash flows, and (ii) does not retain or expect to retain an interest, contract, or other arrangement sufficient to enable it to exert significant influence over the disposed component’s operating and financial policies after the disposal transaction. In November 2004, the EITF reached a consensus that was ratified by the Board. The effective date of this consensus will be for a component of an entity that has been either disposed of, or classified as held-for-sale, in periods beginning after December 15, 2004.

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (which supercedes Statements No. 123 and 95) that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair value based method. The new standard is effective for interim or annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the proposal to determine the potential impact, if any, on its consolidated financial statements.

BIOMIRA ANNUAL REPORT 2004   |  PAGE 46   |

21.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment - research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	2004	2003	2002

Revenue from operations in
Canada	$328	$120	$409
United States	33	36	49
Barbados	5,880	2,824	4,410
Europe	2,700	436	436

	$8,941	$3,416	$5,304

Amortization
Canada	$335	$417	$637
United States	49	29	712
Barbados	26	—	—

	$410	$446	$1,349

Long-lived assets
Canada	$330	$607	$1,013
United States	53	34	63
Barbados	480	—	—

	$863	$641	$1,076

Long-lived assets and amortization consist of capital assets and intangible assets.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers is as follows:

	Number of
	Customers	Revenue

2004	1	$8,674

2003	1	3,362

2002	1	5,020

22.	COMPARATIVE FIGURES

Certain of the comparative figures for 2003 and 2002 have been reclassified to conform to the current year’s presentation.

BIOMIRA ANNUAL REPORT 2004  |   PAGE 47   |

Board of Directors

Eric E. Baker, BSc, MBA(1)
President, Miralta Capital II Inc.
Chairman of the Board, Biomira Inc.

S. Robert Blair, CC (1)
Executive Chair and President, Photon Control Inc.

Christopher S. Henney, PhD, DSc (2)(3)(4)
Chairman, Structural GenomiX
Director, Bionomics Ltd.

Richard L. Jackson, PhD (1)(3)
President, Richard Jackson Associates, LLC
Adjunct Professor, Cincinnati Children’s Hospital

Alex McPherson, MD, PhD
President and Chief Executive Officer,
Biomira Inc.
Professor Emeritus, Faculty of Medicine,
University of Alberta

W. Vickery Stoughton, BSc, MBA (2)
Corporate Director

Michael C. Welsh, QC (2)(3)
President, Almasa Capital, Inc.

Corporate Officers

Alex McPherson, MD, PhD
President and Chief Executive Officer

Robert D. Aubrey, BSc
Vice President Marketing and Business Development

Guy Ely, MD
Vice President Clinical and Medical Affairs

Ronald J. Helmhold, CA, BA, BComm
Vice President Treasury and Financial Operations

Marilyn Olson, BComm, MLT, RAC
Vice President Regulatory Affairs

Edward A. Taylor, CGA
Chief Financial Officer
Vice President Finance and Administration
and Corporate Secretary

Auditors

Deloitte & Touche LLP
2000 Manulife Place
10180-101 Street
Edmonton, AB T5J 4E4

(1)	Member of Executive Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Replaced Dr. Sheila Moriber Katz, who resigned in Feb 05

Share Registrar and Transfer Agents

Computershare Trust Company of Canada

100 University Ave
9th Floor
Toronto, ON M5J 2Y1
1-800-564-6253 (toll free North America)
1-514-982-7555 (International)
Fax: 1-866-249-7555 (toll free North America)
Fax: 1-416-263-9524 (International)
Email: service@computershare.com
Internet: https://www.computershare.com

Contacts

Jane Tulloch
Director, Investor Relations and Compliance Officer
Phone: 780-490-2812
Requests for printed investor information:
ir@biomira.com
Toll-Free: 1-877-234-0444 ext. 241

Bill Wickson
Manager, Public Relations and Special Assistant
Phone: 780-490-2818

Corporate Office

Biomira Inc.
2011-94 St.
Edmonton, AB, Canada T6N 1H1
Phone: 780-450-3761
Fax: 780-463-0871
www.biomira.com

Biomira’s Annual Report, Annual Information Form, Quarterly Reports, Corporate Governance documents, Press Releases and other relevant investor relations’ information are available electronically on the Internet at www.biomira.com.

Stock Listing

The Company’s common shares are traded in Canada on the Toronto Stock Exchange under the trading symbol BRA and in the United States on Nasdaq under the trading symbol BIOM.

Board of Directors and Corporate Governance

In the era of increased attention linked to corporate governance, Biomira Inc. is committed to the highest standards, having adopted formal governance practices in compliance with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the United States Securities and Exchange Commission and Nasdaq. We have addressed among other matters, issues dealing with the responsibility of our Board of Directors and its various Committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board’s and Management’s performance and compensation, the recruitment of new members to the Board, and the appointment and mandate of the various Board committees.

Code of Ethics

Biomira’s Code of Ethics for the CEO and Senior Financial Officers and the Code of Ethics and Business Conduct for all Board Members, Officers and employees can be found on the investors’ section of the Biomira web site at www.biomira.com under Corporate Governance.

BIOMIRA ANNUAL REPORT 2004   |  PAGE 48   |